Corporate Structure (As of December 31, 2021)

SPACs

FOR INTERNAL USE ONLY



Tax Entity Symbols:
US
Foreign
Disregarded
N/A
Pass Through
N/A
Corporation
Corp
Disregarded
Corp
Pass Through
Corp
PFIC
Corp
Yellow: No tax return required
Green: Marcum prepared tax return
Red: Other preparer
Alesco Capital Trust I (Delaware)
100%
Cohen & Company Inc. (Maryland) (NYSE American: COHN)
100%
Sunset Financial Statutory Trust I (Delaware)
27.5%
Other
4.2%
Cohen & Company, LLC (Delaware)
47.8%
Daniel G. Cohen
20.5%
DGC Trust
6.15%
Insurance Acquisition Sponsor III, LLC (Delaware)
67.6%
Dioptra Advisors III, LLC (Delaware)
100%
Insurance Acquisition Sponsor IV, LLC (Delaware)
100%
Dioptra Advisors IV, LLC (Delaware)
100%
INSU Horus Acquisition Sponsor, LLC (Delaware)
14.5%
FTAC Athena PIPE Sponsor, LLC (Delaware)
50%
Cohen PIPE LLC - BlackSky RS (Delaware)
50%
Cohen REE PIPE Holdco LLC (Delaware)
-26%
100%
INSU Acquisition Corp. III (Delaware)
INSU Acquisition Corp. IV (Delaware)
100%
INSU Horus Acquisition Corp. (Delaware)
50%
Cohen PIPE LLC (Delaware)
50%
Cohen MoneyLion PIPE LLC (Delaware)
25%
Cohen Virtuoso PIPE LLC (Delaware)